SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 February 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results dated 20 February 2018

Exhibit No: 99.1

IHG PLC - Preliminary Results for the year to 31 December 2017
Strong 2017 performance & initiatives set out to drive medium-term industry-leading rooms growth

Financial summary1	Reported			Underlying2
& Headlines	2017	2016	% Change	2017	2016	% Change
Revenue	$1,784m	$1,715m	4%	$1,633m	$1,553m	5%
Total Gross Revenue	$25,702m	$24,479m	5%	$25,942m	$24,479m	6%
Fee Revenue3	$1,437m	$1,380m	4%	$1,449m	$1,380m	5%
Operating profit	$759m	$707m	7%	$759m	$700m	8%
Fee margin3	50.4%	48.8%	1.6%pts	50.2%	48.8%	1.4%pts
Adjusted EPS	244.6¢	203.3¢	20%	245.1¢	200.9¢	22%
Basic EPS4	306.7¢	195.3¢	57%
Total dividend per share	104.0¢	94.0¢	11%
Net debt	$1,851m	$1,506m
●       Net system size of 798k rooms, up 4.0% (highest organic growth since 2009); 48k rooms added,17k removed.
●       Room signings of 83k, (highest for nine years) takes the pipeline to 244k rooms. ~45% under construction.
●       Global comparable RevPAR growth of 2.7%, with 4.0% in Q4.

1All figures before exceptional items unless otherwise noted. 2Excluding owned asset disposals, managed leases and significant liquidated damages at constant FY16 exchange rates (CER). Underlying adjusted EPS based on underlying EBIT, effective tax rate, and reported interest at actual exchange rates. See the Business Review for definition of nonGAAP measures and reconciliation to GAAP measures.  3Group result excluding owned & leased hotels, managed leases and significant liquidated damages.  4After exceptional items.

Keith Barr, Chief Executive of IHG, said:
"We delivered a strong performance in 2017, with RevPAR growth of 2.7% and net system size growth of 4.0%. This has driven an 8% increase in underlying operating profit and a 22% increase in underlying EPS, and underpins our decision to raise the total dividend by 11% for the year.

In recent years, we have built a powerful and effective enterprise which has supported our transition to being fully asset light, and driven strong performance across our 5,300 hotels.  Today we are announcing a series of new initiatives that build on our well-established strategy and will drive an acceleration in our growth rate.

These initiatives are focused around redeploying and refocusing resources to leverage our scale; strengthening our loyalty programme; continuing to prioritise digital and technological innovation; enhancing our industry leading franchise proposition; strengthening our existing brands; and adding new brands where we see the greatest potential for growth.

We moved at pace to develop and roll-out the concept for our new mainstream brand, avid hotels. Since September we have signed 75 hotels, with the first due to open later this year and a global launch being planned.  Building on this successful approach, we will launch a new upscale conversion brand in 2018, leveraging the power of our system to capture share of this significant premium priced market.  We will also build out our development resource and capability in the sizeable global luxury segment, where we are looking to acquire small luxury brand(s) to incubate and grow.

In order for us to capitalise on the opportunities ahead, we are undertaking a comprehensive efficiency programme to realise ~$125m in annual savings for reinvestment to drive growth. This builds on our ongoing work to relentlessly manage costs, which has led to significant margin growth in recent years.

We remain positive in the outlook for the year ahead and we are confident that our ambitious plans will deliver a meaningful change in IHG's growth and drive industry-leading net rooms growth over the medium term."

Strategic update - making our model work harder to deliver medium-term industry-leading net rooms growth
a.   Build and leverage scale
-       New organisational design will redeploy resources to leverage our scale better, and to accelerate our growth: a new regional structure, integrated commercial & technology organisation, and a new global marketing organisation.

b.   Strengthen loyalty programme
-       Continue to innovate IHG Rewards Club to further differentiate our offering and to leverage loyalty partnerships.

c.   Enhance revenue delivery
-       Prioritise digital and technological innovation to drive increased direct revenues e.g. Guest Reservation System.

d.   Evolve owner proposition
-       Upweight owner support to accelerate growth; expand our industry-leading franchise offer for Greater China; and evolve the owner proposition and operating model for Kimpton Hotels & Restaurants to further accelerate growth.

e.   Optimise our preferred portfolio of brands for owners and guests
-       Strengthen portfolio of existing brands; continued innovation to drive accelerated growth.
-       Augment portfolio with new brands to match identified opportunities: grow avid hotels to a scale position; launch an upscale conversion brand in 2018; build out global luxury brand portfolio, development resource and capability.

f.    Superior returns for shareholders and owners: focus on driving long term, sustainable growth.
-       Targeting ~$125m in annual savings, including system fund, by 2020 for reinvestment to drive growth.
-       $200m exceptional cash costs to achieve the savings; $31m in 2017 with the majority of the remainder in 2018.
-       Given this investment to drive growth, no additional capital return will be paid in calendar year 2018.  IHG's commitment to return surplus funds to shareholders remains unchanged.
-       Ongoing disciplined approach to capital allocation; capex guidance of up to $350m gross per annum unchanged.
-      Growth initiatives expected to maintain future fee margin progression broadly in line with long term average (~135bps per annum).

IHG's New Strategic Initiatives

IHG has consistently executed its clearly defined strategy and has delivered market outperformance over the past 14 years, whilst returning some $13bn to shareholders.  To ensure we continue to outperform, we are today announcing a series of strategic initiatives that will enable us to redirect resources and focus on areas where we can enhance our proven business model, to allow us to deliver industry leading net rooms growth.

a. Build and leverage scale

●    IHG has designed a new organisational structure, effective 1 January 2018, which redeploys our resources to leverage our scale and to accelerate our growth. There are three main changes:

1.   New regional operating structure

●    Directing our focus and effort on those markets that matter most, whilst leveraging best practices.

●    Americas and Greater China: remain largely unchanged, recognising their importance as IHG's largest markets with a continued focus on driving profitable system size expansion.
-       Americas Regional CEO: Elie Maalouf (US based).
-       Greater China Regional CEO: Jolyon Bulley (China based).

●     Europe, Middle East, Asia and Africa (EMEAA): new region combining what was previously Europe and AMEA.
-       Leveraging scale across 72 countries to share best practice and upweight investment in those markets with highest growth potential.
-       Operating as four geographically-focused business units, empowered to deliver locally, whilst leveraging IHG's global systems and processes.
-       Clear focus on driving accelerated growth aligned to the most valuable market opportunities.
-       EMEAA Regional CEO: Kenneth Macpherson (UK based).

●     Information on IHG's regions:

	Americas	Greater China	EMEAA
Market Size (rooms revenue)	~$190bn	~$50bn	~$200bn
Market Growth to 2025 (rooms revenue)1	~$90bn	~$30bn	~$120bn
% of market branded2	65%	58%	42%
IHG's share of total market	7%	4%	2%
IHG's share of active pipeline	13%	21%	7%
% of IHG's system	62%	13%	25%
% of IHG's pipeline	45%	29%	26%
% of IHG's profit	74%	6%	20%
Fee EBIT growth (2014-17)	18%	24%3	11%

Note: Comparables for 2016 and 2017 reflecting (i) this new regional reporting structure, (ii) the impact of IFRS 15, and (iii) the merger of the managed and franchised and regional cost lines for each region will be provided on 17 April 2018.  Paul Edgecliffe-Johnson, CFO, will host a session to discuss these changes at 9.30 GMT the same day.  This will be held at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE.  The event will also be webcast live.

2.   Integrated Commercial and Technology organisation

●    B2B Sales, booking channels, revenue management integrated with technology to maximise revenue delivery.
●    Will enable us to increase the speed at which we deploy new products and services.
●    Will result in improved efficiency through removal of duplication across functions.
●    Chief Commercial & Technology Officer: Eric Pearson (US based).

3.   Global Marketing organisation

●    Brings together Brands, IHG Rewards Club and Marketing into one global function and strengthens our capabilities in these areas to drive agility and efficiency.

●    Creation of three distinct brand categories: mainstream; upscale; and luxury, to improve performance and accelerate growth.

●    Leverage shared services to maximise scale benefits and drive more effective marketing.

●    Chief Marketing Officer: Claire Bennett (US based).

1Source: STR and IHG estimates;2 Source: STR; 3 Excludes a small number of one-off items that contributed approximately $5m to EBIT in 2014 (as previously disclosed)

b. Strengthen Loyalty Programme
●     IHG Rewards Club is well positioned as an industry leading loyalty programme:
-       11% increase in members in 2017, up 34% over three years.
-       Delivers 42.5% of rooms revenues into our hotels (up 3.5%pts over three years).

●     We have taken significant steps to enhance our loyalty offer in recent years:
-       2015: Launched Spire Elite, a new top tier status, which now delivers one-quarter of our loyalty revenue.
-       2016: Launched Your Rate by IHG Rewards Club, our exclusive member pricing initiative. Drove 3.4%pts uplift in direct channel growth and 2.0%pt uplift in retail segment growth in the 12 months after launch.
-       2017: Launched numerous major partnerships e.g. Amazon Kindle, Fuel Rewards, OpenTable and Grubhub.

●     Looking ahead we will continue to innovate IHG Rewards Club to create a more personalised and differentiated offering and to further leverage loyalty partnerships.

c. Enhance revenue delivery

●    IHG's revenue delivery enterprise supports 5,300+ hotels across ~100 countries and delivers:
-       76% of room revenues (up 5%pts over three years).
-       Digital (web and mobile revenue) is our largest channel and delivers 22% of room revenues, totalling $4.6bn; with mobile the fastest growing component, more than doubling its revenue over 3 years to >$2bn.

●    We have piloted IHG Concerto into >225 hotels across all regions:
-       Cloud based technology platform incorporating multiple capabilities into a seamless hotel management tool.
-       Initial functionality is IHG's new Guest Reservation System (developed in conjunction with Amadeus) and our proprietary revenue management solutions.
-       In the future, it will comprise an entire suite of hotel solutions including property management, sales & catering and point of sale systems.
-       On track to complete roll out end of 2018/beginning of 2019.

●    We will continue to innovate in the digital and technology space, focusing on initiatives we can scale and which make a meaningful impact to our guests. Recent examples include:
-       Mobile check-out: live in >3,000 US hotels. 90% of guests reported an improved checkout experience.
-       Alipay Integration: IHG is the first hotel company to have Alipay fully integrated into its app; 70% of our hotels in Greater China can now take payment via Alipay from within the app.
-       IHG Connect seamless Wi-Fi logon: Implemented or being installed in >3,000 hotels in the Americas and now scaling for global roll-out.  Driving internet Guest Love uplifts of ~5%pts.

d. Evolve owner proposition

●     IHG's enterprise is designed to deliver an industry leading owner proposition; optimising owner returns is at the heart of our strategy:

-       High value brands:
       ■  Higher brand awareness and guest satisfaction, lower financing costs, scalable & flexible design solutions, turn-key procurement solutions for effective & efficient build out, design & engineering support.

-       Efficient costs of operation:
■  Leading operations support, hotel standard operating procedures, IHG Marketplace purchasing platform, industry leading suite of technology solutions, IHG Green Engage online sustainability tool.

-       High quality revenue generation:
■  Centrally negotiated OTA and travel agent commissions, higher proportion of direct revenues e.g. via Your Rate, online distribution and performance marketing, revenue management for hire, the power of IHG Rewards Club.

●     We are now enhancing and expanding this to unlock further growth:

-       Increasing investment in development resources aligned to our focus markets.
-       Increased owner support to facilitate faster hotel openings and enhanced owner relationships.
-       Greater China: building on the success of Holiday Inn Express Franchise Plus, we have now extended our franchise offer to our Holiday Inn and Crowne Plaza brands in the region.  Four agreements to date, including a return to IHG's system for Holiday Inn Beijing Lido, which opened as our first ever hotel in Greater China in 1984.
-       Kimpton Hotels & Restaurants: evolving the owner proposition and operating model to further accelerate growth.

e. Optimise our portfolio of brands for owners and guests

1.   Strengthening our existing brands

We have restructured our brand organisation into categories to maximise synergies & efficiencies and to drive performance and we are innovating all of our brands to ensure they stay fresh and relevant and continue to drive growth:

●     Mainstream; 551k rooms open (175k pipeline room), delivering $14bn rooms revenue in 2017:
-      Holiday Inn: modern, high impact new guest room and public area design; new food & beverage solutions, new brand identity and global marketing campaigns.
-      Holiday Inn Express: fresh new guest room design; complete overhaul of breakfast offering; new brand identity and global marketing campaigns.
-      Candlewood Suites & Staybridge Suites: comprehensive update to interior design over the next 18 months, increased investment in extended stay marketing.

●     Upscale: 129k rooms open (43k pipeline rooms), delivering $4bn rooms revenue in 2017:
-      Crowne Plaza: $200m Accelerate programme underway in the Americas to strengthen the brand. Working to transform the guest experience globally with new design features such as Plaza Workspace and WorkLife Room, new service philosophy and new food and beverage standards.
-      HUALUXE: the brand has been adapted and evolved to ensure it remains competitive, with less focus on food and beverage.  With 7 hotels open and 21 in the pipeline, it is now well positioned for future growth.
-      EVEN Hotels: expanding into new markets with the 1st signing of a multi-unit agreement to develop 10-15 hotels across Australia and New Zealand.  Greater China brand debut with three signings in 2017.
-      Hotel Indigo: expanding its footprint with highest openings for 5 years and accessing new neighbourhood locations, including the first signing for Japan and our fourth for London, located in Leicester Square.

●     Luxury: 79k rooms open (20k pipeline rooms), delivering $4bn rooms revenue in 2017:
-      InterContinental Hotels & Resorts: rolling out enhanced Club InterContinental Experience; new design style and visual identity guidelines; launched a luxury & lifestyle sales team dedicated to luxury B2B; multi-year global marketing campaign "Live the InterContinental Life" under way.
-      Kimpton Hotels & Restaurants: driving global growth - record year for US openings, with 1.3k rooms added.  Signings in Greater China and South East Asia, with several further deals in progress which will secure our presence for the brand in ten major markets around the world. Leveraging design and food and beverage best practices into IHG's network; Kimpton Karma fully integrated into IHG Rewards Club.

2.   Augment portfolio with new brands to match identified opportunities

We have grown our brand portfolio to 13 brands, totalling almost 800k rooms, with a further 244k rooms in the pipeline.  We are focused on broadening our portfolio of brands with a highly targeted, insight-driven approach to create the optimum mix of brands for both our owners and guests.  To do this, we take a rigorous approach to assessing and pursuing the potential for new brand opportunities:

-       We aim to tap into high value segments which have significant growth potential.
-       We ensure that the opportunity is very attractive for owners; and allows them to add material supply at high ROI.
-       We ensure that IHG is advantaged to win in the identified space, and that we are able to drive superior revenue delivery, at a premium price point.

This approach has enabled us to identify new opportunities in each of our brand categories:

●     Mainstream:
-       ~$115bn global segment with ~$65bn growth potential to 2025.
-       Owners with new build opportunities looking for a streamlined, lower labour cost operating model with low risk, attractive returns and low cost of investment.
-       IHG is the clear global leader in the segment, with 16% of existing global market share and 26% of pipeline.
-       We launched avid hotels in the US in September 2017 and the results to date are exceeding our expectations:
  a.   75 signings to date, with first hotel due to open in Oklahoma City in the third quarter of 2018.
  b.   First signings announced in Canada and the brand is also being launched in Mexico.
  c.   Global launch of the brand is now being planned.

●     Upscale:
-       ~$40bn global segment with ~$20bn growth potential to 2025.
-       Existing hotel owners looking for access to low cost, high demand revenue delivery systems.
-       IHG is advantaged by its industry leading revenue management & reservation solutions, a strong B2B sales offer and powerful loyalty programme.
-       We will be launching an upscale conversion brand in 2018; initially focussed on our EMEAA region.

●     Luxury:
-       ~$60bn global segment with ~$35bn growth potential to 2025.
-       Owners with existing hotels and new build opportunities looking for a superior product that generates sizeable returns per asset in a superior real estate location.
-       IHG is advantaged as the largest global Luxury brand operator with InterContinental Hotels & Resorts.
-       We are creating a new "Luxury Division" to better leverage and enhance our heritage and expertise to redefine operational excellence in this segment.
-       Significant number of owners wanting to partner with IHG on another luxury brand, at a higher price point.
-       We will address this via the acquisition of small, asset light luxury brand(s) which we will incubate and grow.

2017 Results in Detail

Americas - Stronger US RevPAR performance; avid hotels' momentum accelerates

Comparable RevPAR increased 1.6% (Q4: up 3.5%), driven by 1.2% rate growth. US RevPAR was up 1.2% in the year, with 3.0% growth in the fourth quarter, which included the ongoing benefit from demand in hurricane impacted areas and a small favourable impact from the reversal of calendar shifts from the previous quarter. In the fourth quarter, Canada benefitted from strong corporate and group demand with RevPAR growth of 8.9%; whilst Mexico grew 2.5%, impacted by the previous quarter's earthquake.

Reported revenue increased 3% (CER 4%) and reported operating profit increased 2% (CER 3%), whilst underlying1 revenue and operating profit were up 4% and 3%, respectively.

Underlying1 franchise operating profit was up 1%, as incremental royalties from RevPAR and net rooms growth were partly offset by a delay in the recognition of an annual payroll tax credit, the impact of the previously disclosed Crowne Plaza Accelerate financial incentives, and the annualisation of our investment in the Americas development team.

Underlying1 managed operating profit was up 11%, but normalising for notional foreign exchange translation impacts in Venezuela, was up 2%. This was driven by 5% rooms growth and lower costs associated with our 20% interest in the InterContinental New York Barclay, offset by lower hotel termination fees and a small performance guarantee payment at one property.

Underlying1 owned revenue and operating profit increased 10% and 21% respectively due to North American inbound business to Holiday Inn Aruba and the ramp up of EVEN Hotels Brooklyn.

Regional overheads benefitted $2m year on year from lower than expected claims in our US healthcare programme (2017: $5m surplus, 2016: $3m surplus).

We opened 22k rooms (190 hotels), our highest level of hotel openings since 2010, with two thirds driven by our Holiday Inn Brand Family. As we continue to focus on a high-quality estate, we removed 12k rooms (86 hotels). We signed 37k rooms (365 hotels), including 16k Holiday Inn Express rooms, up 15% year on year. Momentum for avid hotels continues to be ahead of expectations, with 44 signings during 2017 and our first ground break in Oklahoma City which we expect to open in the third quarter of 2018. Since the end of 2017 we have signed a further 31 deals, including our first in Canada.

2018:
We continue to make progress with our $200m Crowne Plaza Accelerate investment plan to refresh the brand and enhance its performance. As previously disclosed, as part of this initiative we are providing financial incentives to owners that have successfully implemented the new brand hallmarks. These reduced fees by $2m in 2017, and in 2018 we expect the negative fee impact to total $7m (incremental $5m).
We expect to recognise the $4m payroll tax credit that was delayed from 2017, in early 2018 (this totalled $6m in 2016 and won't be repeated past 2018).
We do not expect our US healthcare programme to be in a surplus position again in 2018, which will result in a $5m increase to regional costs year on year.

Europe - Double digit profit growth driven by strong UK RevPAR and recovery in terror impacted markets

Comparable RevPAR increased 6.3% (Q4: up 5.6%) driven by rate up 3.4%. UK RevPAR growth of 4.5% in the year was ahead of the industry, with strong growth in both the Provinces (up 4.6%) and London (up 4.3%). Fourth quarter RevPAR in London was down 1.7%, due to strong comparables and lower US inbound demand. In Germany, RevPAR grew by 2.1% in the year and 1.0% in the fourth quarter due to more normalised trade fair activity relative to 2016. Recovery in markets previously impacted by terror attacks led to RevPAR growth in the year of 7.1% in France and double digit growth in Belgium and Turkey. Strong demand in Southern European markets led to double digit growth in the year.

Reported revenue increased 6% (6% CER) and reported operating profit increased 15% (13% CER).

On an underlying1 basis, revenue increased 10% and operating profit increased 16%, driven by strong trading, 3.0% rooms growth and effective cost control to maintain overheads in line with the prior year.

We opened 5k rooms (26 hotels) and signed 9k rooms (59 hotels), including the 74-room Hotel Indigo Venice - Sant Elena. In Germany, we opened a record 2k rooms (11 hotels), and signed 4k rooms (19 hotels), a fourth consecutive record year.

AMEA - Double digit rooms' growth; strong trading outside the Middle East

Comparable RevPAR increased 1.5% (Q4: up 2.6%), as occupancy gains of 1.7%pts offset rate declines of 0.9%. Outside of the Middle East, RevPAR was up 4.4%. In Australasia, RevPAR was up 5.8% benefitting from strong domestic travel, whilst South East Asia was up 5.5%, driven by international arrivals in Indonesia and Thailand. Trading conditions in the Middle East remained challenging, with RevPAR down 4.1%.

Total RevPAR declined 3.0% (Q4: down 4.5%) due to the increasing mix of new rooms opening in developing markets.

Reported revenue increased 3% (CER 5%) and reported operating profit increased by 6% (CER 10%).

On an underlying1 basis, revenue was up 5% and operating profit increased 12%, driven by 12.6% rooms growth and a 5% reduction in overheads.

We opened a record 11k rooms (26 hotels) in 2017. This included 3.5k rooms in Makkah, Saudi Arabia, the remaining proportion of the 5k room signing we announced in 2015, expected to generate ~$1m in annualised fees. We signed 13k rooms (63 hotels), including the rebranding of a portfolio of 14 properties (~2k rooms) in India to the Holiday Inn Express brand, and 1k rooms in Australia.

Greater China - Continued industry outperformance; record room openings

Comparable RevPAR increased 6.0% (Q4: up 7.3%) outperforming the Greater China market. In mainland China RevPAR was up 6.6% (Q4: up 6.7%), whilst Hong Kong and Macau were up 2.7% and 11.4%, respectively. RevPAR in mainland tier 1 cities increased 6.9%, benefitting from strong transient, corporate and meeting demand. Tier 2-4 cities benefitted from strong meeting demand and weak comparables in the second half of the year, as RevPAR grew 6.5%, principally driven by occupancy.

As we continued to increase our penetration in higher growth, lower RevPAR cities, full year total RevPAR was up 1.4%.

Reported revenue increased by 8% (CER 9%) and reported operating profit increased by 16% (CER 16%).

Underlying1 revenue increased by 9% and underlying operating profit increased by 16%, driven by strong trading in mainland China and 9% rooms growth as well as robust cost control as we continue to leverage the scale of the operational platform we have built in Greater China.

We opened 11k rooms (43 hotels), a record for the region, bringing total room count above the 100k rooms (>300 hotels) threshold for the first time. Holiday Inn Express also passed a significant milestone, with more than 100 hotels now open. Signings for the year totalled 24k rooms (118 hotels), our highest for the region in ten years.

We continue to see strong demand for our Franchise Plus offer for Holiday Inn Express, with full year signings of 54 hotels. In the fourth quarter, we expanded our franchise offering to include Crowne Plaza and Holiday Inn, and have seen strong owner demand, including the signing of the 433-room Holiday Inn Beijing Lido.

1 Excluding owned asset disposals, managed leases and significant liquidated damages at constant FY16 exchange rates (CER). See the Business Review for definition of non-GAAP measures and reconciliation to GAAP measures.

Highly cash generative business with disciplined approach to cost control and capital allocation
Fee margin growth through strategic cost management
●     Group fee margin of 50.4%, increased 1.6%pts (1.4%pts CER) due to our ongoing relentless focus on cost management.
●     Growth initiatives expected to maintain future fee margin progression broadly in line with long term average (~135bps per annum).
●     Reported central overheads were reduced by $18m, ($15m CER); benefitting from an increase in central revenues and the impact of our cost management programme, including the initial benefits of our group reorganisation.

Strong free cash flow generation fuelling investment
●     Free cash flow1 of $516m was broadly flat year on year, after adjusting for $95m received in 2016 on behalf of the system fund from the renegotiation of long term partnership agreements and $31m of exceptional cash costs in 2017 incurred in relation to the group wide efficiency programme (2016 free cash flow: $646m).
●     Net capital expenditure1 of $227m (2016: $185m) with $342m gross (2016: $241m). This comprised: $115m maintenance capex and key money; $85m gross recyclable investments; and $142m system funded capital investments; offset by $79m net proceeds from asset recycling and a $36m system fund depreciation and amortisation inflow via working capital.
●     Capex guidance unchanged at up to $350m gross, and $150m net, per annum into the medium term.
●     $67m outflow relating to the initial system fund surplus spend down, driven by additional investment behind marketing, loyalty and technology. We expect to fully spend the remaining surplus in 2018; with $60m on marketing, loyalty and technology, and the balance included within the exceptional cash costs associated with the efficiency programme.

Efficient balance sheet provides flexibility
●     Financial position remains robust, with an on-going commitment to an investment grade credit rating.
●     Year-end net debt of $1,851m (including $231m finance lease on InterContinental Boston), up $345m on 2016 as strong free cash flow from operations was offset by: payment of the $404m special dividend in May and $189m in ordinary dividends; $227m net capital expenditure and $117m adverse impact from foreign exchange and other non-cash items. Net debt to EBITDA now stands at 2.1x (LTM).

Dividend growth demonstrates confidence in future growth prospects
●     Proposed 10.9% increase in the final dividend to 71.0¢, taking the total dividend for the year up 10.6%, reflecting IHG's confident outlook.

Foreign exchange

Cost benefits from the devaluation of sterling against the dollar were offset by revenue impacts of the strong dollar against a number of currencies, increasing reported profit for the year by $2m2.
Currency markets continue to be volatile; if the average exchange rate during January 2018 had existed throughout 2017, 2017 reported profit would have increased by a further $3m (with $2m of that in H1).
A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Interest, tax and exceptional items

Interest:
Net financial expenses of $85m were lower than in 2016 ($87m) due to the impact of the weaker pound on translation of sterling interest expense and a reduction in the average interest rate payable on bond debt following the 2016 refinancing, offset by higher average net debt levels in 2017.

Tax:
●            Effective rate for 2017 was 30% (2016: 30%). The impact of US tax reform is expected to have a mid-to-high single digit percentage point benefit on our Group effective tax rate from 2018 onwards, taking our effective tax rate to the mid to low 20s percentage point range.
●            The 2018 full year cash tax rate is expected to be reduced to the high single digit percentage point range due to tax payments made on account in 2017.  Although we may see some short-term volatility in the underlying cash tax rate thereafter, we expect the longer-term rate to more closely align with the Group P&L effective tax rate.

Exceptional operating items:
Before tax exceptional items total $4m (credit) and comprise: $73m gain on sale of our interest in Avendra; $15m charge related to the Kimpton integration, $18m of impairment charges related to the Barclay associate which owns InterContinental New York Barclay and $36m of IHG P&L costs incurred in relation to the group wide efficiency programme. The majority of the $116m exceptional tax credit relates to a $108m exceptional tax credit resulting from significant US tax reform, which will be realised in cash terms over a long period from 2018.

1 For definition of non-GAAP measures and reconciliation to GAAP measures see the Business Review.
2 Based on monthly average exchange rates each year with an additional adjustment removing the results from three properties in Venezuela.

Appendix 1: RevPAR Movement Summary
Full Year 2017	Q4 2017
RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	2.7%	1.1%	1.1%pts	4.0%	2.0%	1.4%pts
Americas	1.6%	1.2%	0.3%pts	3.5%	2.1%	0.9%pts
Europe	6.3%	3.4%	2.0%pts	5.6%	3.3%	1.6%pts
AMEA	1.5%	(0.9)%	1.7%pts	2.6%	(0.1)%	2.0%pts
G. China	6.0%	0.4%	3.5%pts	7.3%	2.8%	2.9%pts
Appendix 2: Comparable RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
Full Year 2017	Q4 2017
CER	AER	Difference	CER	AER	Difference
Group	2.7%	2.4%	0.3%pts	4.0%	5.7%	(1.7)%pts
Americas	1.6%	1.7%	(0.1)%pts	3.5%	3.9%	(0.4)%pts
Europe	6.3%	5.7%	0.6%pts	5.6%	13.1%	(7.5)%pts
AMEA	1.5%	0.5%	1.0%pts	2.6%	3.0%	(0.4)%pts
G. China	6.0%	4.6%	1.4%pts	7.3%	9.8%	(2.5)%pts
Appendix 3: Full Year System & Pipeline Summary (rooms)
System	Pipeline
Openings	Removals	Net	Total	YoY%	Signings	Total
Group	48,187	(17,247)	30,940	798,075	4.0%	83,481	244,146
Americas	21,615	(12,148)	9,467	497,460	1.9%	37,419	109,104
Europe	4,917	(1,571)	3,346	113,415	3.0%	9,241	25,988
AMEA	11,085	(1,475)	9,610	85,661	12.6%	12,620	37,370
G. China	10,570	(2,053)	8,517	101,539	9.2%	24,201	71,684
Appendix 4: Full Year financial headline

Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Franchised	707	693	606	600	85	78	14	12	2	3	-	-
Managed	255	239	65	64	26	22	91	89	73	64	-	-
Owned & leased	31	26	29	24	-	-	2	2	-	-	-	-
Regional overheads	(124)	(123)	(56)	(55)	(25)	(25)	(20)	(21)	(23)	(22)	-	-
Profit pre central overheads	869	835	644	633	86	75	87	82	52	45	-	-
Central overheads	(110)	(128)	-	-	-	-	-	-	-	-	(110)	(128)
Operating profit before exceptional items	759	707	644	633	86	75	87	82	52	45	(110)	(128)
Exceptional items	4	(29)	37	(29)	(2)	-	(2)	-	-	-	(29)	-
Total operating profit	763	678	681	604	84	75	85	82	52	45	(139)	(128)

Appendix 5: Reported operating profit movement before exceptional items at actual and constant exchange rates

	Total***		Americas		Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	7%	8%	2%	3%	15%	13%	6%	10%	16%	16%

Appendix 6: Underlying operating profit movement before exceptional items

Underlying****	Total***	Americas	Europe	AMEA	G. China
Growth/ (decline)	8%	3%	16%	12%	16%

Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2017	0.78	0.89	** Translated at constant FY 2016 exchange rates1
2016	0.74	0.90	*** After central overheads

**** At CER and excluding: owned asset disposals, results from managed lease hotels and significant liquidated damages (see below for definitions) 1
1 For definition of non-GAAP measures and reconciliation to GAAP measures see the Business Review.

Appendix 6: Definitions
CER: constant exchange rates with FY 2016 exchange rates applied to FY 2017.
Comparable RevPAR: Revenue per available room for hotels that have traded for all of 2016 and 2017, reported at CER.
Fee revenue: Group revenue excluding owned and leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases and significant liquidated damages.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue FY 2017 $34m; FY 2016 $34m; EBIT FY 2017 $nil, FY 2016 $nil. Europe: Revenue FY 2017 $77m; FY 2016 $77m; EBIT FY 2017 $0m, FY 2016 $2m. AMEA: Revenue FY 2017 $52m; FY 2016 $51m; EBIT FY 2017 $4m, FY 2016 $5m.
Significant liquidated damages: $nil in FY 2017; $nil in FY 2016.
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than owned and leased hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2016 or 2017, reported at CER.

Appendix 7: Investor information for 2017 Final dividend
Ex-dividend date:	29 March 2018	Record date:	3 April 2018	Payment date:	11 May 2018
Dividend payment:
ADRs: 71.0 cents per ADR; the corresponding amount in Pence Sterling per ordinary share will be announced on 23rd April 2018, calculated based on the average of the market exchange rates for the three working days commencing 18th April. A DRIP is available, allowing shareholders of ordinary shares to elect to reinvest their cash dividend by purchasing additional ordinary shares.

For further information, please contact:
Investor Relations (Catherine Dolton):				+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Zoe Bird):				+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for Analysts and Shareholders:
A presentation of the results with Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9.30am on 20 February 2018 at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE. The reception team will be issuing passes to pre-registered guests from 8:45am, and after the presentation there will be an opportunity to put your questions to the presenters.

There will be a live audio webcast of the results presentation on the web address:

http://www.investis-live.com/ihg/5a65e01cf10c5e0d00277ea0/ukhy.

The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.

There will also be a live listen only dial-in facility, details are below:
UK:	+44 (0) 203 936 2999
US:	+1 845 709 8568
All other locations:	+44 (0) 203 936 2999
Participant Access Code:	41 66 06

A replay will be available following the event, details are below:
UK:	+44 (0) 203 936 3001
US:	+1 845 709 8569
All other locations:	+44 (0) 203 936 3001
Replay pin	04 63 03

US conference call and Q&A:
There will be an additional conference call, primarily for US investors and analysts, with Keith Barr and Paul Edgecliffe-Johnson, at 2.00pm (London time) 9.00am (New York time) on 20 February 2018.  There will be an opportunity to ask questions during a Q&A session.

Dial-in details as follows:

UK:	+44 (0) 203 936 2999
US:	+1 845 709 8568
All other locations:	+44 (0) 203 936 2999
Participant Access Code:	15 88 24

A replay of the 2.00pm conference call will be available following the event, details are below:

UK:	+44 (0) 203 936 3001
US:	+1 845 709 8569
All other locations:	+44 (0) 203 936 3001
Replay pin	39 96 35

Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 20th February. The web address is www.ihgplc.com/prelims17.
Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,300 hotels and nearly 800,000 guest rooms in almost 100 countries, with nearly 1,700 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the financial year ended 31 December 2017 and should be read in conjunction with the Non-GAAP reconciliations.

GROUP PERFORMANCE
	12 months ended 31 December
Group results	2017	2016	%
	$m	$m	change
Revenue
Americas	1,025	993	3.2
Europe	241	227	6.2
AMEA	244	237	3.0
Greater China	126	117	7.7
Central	148	141	5.0
	____	____	___
	1,784	1,715	4.0
	____	____	___
Operating profit before exceptional items
Americas	644	633	1.7
Europe	86	75	14.7
AMEA	87	82	6.1
Greater China	52	45	15.6
Central	(110)	(128)	14.1
	___	____	___
	759	707	7.4
Exceptional items	4	(29)	113.8
	___	___	___
Operating profit	763	678	12.5
Net financial expenses	(85)	(87)	2.3
	___	___	___
Profit before tax	678	591	14.7
	___	___	___
Earnings per ordinary share
Basic	306.7¢	195.3¢	57.0
Adjusted	244.6¢	203.3¢	20.3

Average US dollar to sterling exchange rate	$1:£0.78	$1:£0.74	5.4

During the year ended 31 December 2017, revenue increased by $69m (4.0%) to $1,784m primarily resulting from 4.0% rooms growth and 2.7% comparable RevPAR growth. Operating profit and profit before tax increased by $85m (12.5%) and $87m (14.7%) respectively. Operating profit before exceptional items increased by $52m (7.4%) to $759m.

Underlyinga Group revenue and underlyinga Group operating profit increased by $80m (5.2%) and $59m (8.4%) respectively.

Comparable Group RevPAR increased by 2.7% (including an increase in average daily rate of 1.1%). IHG System size increased by 4.0% to 798,075 rooms, whilst Group fee revenueb increased by 4.1% (5.0% at constant currency).

The net central operating loss before exceptional items decreased by $18m (14.1%) to $110m compared to 2016 and by $15m (11.7%) to $113m at constant currency due to an increase in central revenues and the impact of our strategic cost management programme.

Group fee margin was 50.4%, up 1.6 percentage points (up 1.4 percentage points at constant currency) on 2016, after adjusting for owned and leased hotels, managed leases, and significant liquidated damages. Group fee margin benefited from efficiency improvements and by leveraging our global scale.

Basic earnings per ordinary share increased by 57.0% to 306.7¢, whilst adjusted earnings per ordinary share increased by 20.3% to 244.6¢, reflecting the increase in operating profit before tax and the impact of the share capital reduction as a result of the share consolidation in May 2017.

a Underlying excludes the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates (see the Use of Non-GAAP measures section later in this Business Review). Underlying operating profit growth also excludes the impact of exceptional items.
b Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages

(see the Use of Non-GAAP measures section later in this Business Review).

	12 months ended 31 December
	2017	2016	%
Group total gross revenuea	$bn	$bn	change

InterContinental	4.8	4.6	4.3
Kimpton	1.1	1.1	-
Crowne Plaza	4.3	4.1	4.9
Hotel Indigo	0.4	0.4	-
Holiday Inn	6.3	6.2	1.6
Holiday Inn Express	6.7	6.3	6.3
Staybridge Suites	0.9	0.8	12.5
Candlewood Suites	0.8	0.7	14.3
Other	0.4	0.3	33.3
	____	____	____
Total	25.7	24.5	4.9
	____	____	____

a One measure of IHG System performance is the growth in total gross revenue. For further information see the Use of Non-GAAP measures section later in this Business Review.

	Hotels		Rooms
Global hotel and room count at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	194	7	65,998	2,348
Kimpton	66	5	12,516	1,278
HUALUXE	7	3	2,089	993
Crowne Plaza	414	6	114,800	997
Hotel Indigo	85	10	10,645	1,740
EVEN Hotels	8	2	1,238	228
Holiday Inn1	1,242	1	232,693	937
Holiday Inn Express	2,600	103	262,398	15,389
Staybridge Suites	255	19	27,745	2,135
Candlewood Suites	376	14	35,424	1,232
Other	101	4	32,529	3,663
	____	____	______	_____
Total	5,348	174	798,075	30,940
	____	____	______	_____
Analysed by ownership type
Franchised	4,433	112	552,834	10,184
Managed	907	62	242,883	20,810
Owned and leased	8	-	2,358	(54)
	____	____	______	_____
Total	5,348	174	798,075	30,940
	____	____	______	_____

1 Includes 47 Holiday Inn Resort properties (11,954 rooms) and 26 Holiday Inn Club Vacations properties
  (7,676 rooms) (2016: 46 Holiday Inn Resort properties (11,652 rooms) and 26 Holiday Inn Club Vacations properties (7,601 rooms)).

	Hotels		Rooms
Global pipeline at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	63	1	17,353	(127)
Kimpton	18	-	2,796	(302)
HUALUXE	21	(1)	6,289	(667)
Crowne Plaza	86	(4)	23,047	(1,489)
Hotel Indigo	82	7	11,301	708
EVEN Hotels	12	6	2,110	1,330
Holiday Inn1	277	16	53,556	878
Holiday Inn Express	766	90	93,360	9,478
avid hotels	44	44	4,043	4,043
Staybridge Suites	160	20	17,941	2,620
Candlewood Suites	112	4	10,009	405
Other	14	2	2,341	(2,807)
	____	____	______	_____
Total	1,655	185	244,146	14,070
	____	____	______	_____
Analysed by ownership type
Franchised	1,223	184	139,348	21,654
Managed	432	1	104,798	(7,584)
	____	____	______	_____
Total	1,655	185	244,146	14,070
	____	____	______	_____

1 Includes 13 Holiday Inn Resort properties (3,620 rooms) (2016: 14 Holiday Inn Resort properties (3,531 rooms)).

AMERICAS
	12 months ended 31 December
	2017	2016	%
Americas results	$m	$m	change

Revenue
Franchised	703	685	2.6
Managed	172	172	-
Owned and leased	150	136	10.3
	____	____	____
Total	1,025	993	3.2
	____	____	____
Operating profit before exceptional items
Franchised	606	600	1.0
Managed	65	64	1.6
Owned and leased	29	24	20.8
Regional overheads	(56)	(55)	(1.8)
	____	____	____
	644	633	1.7
Exceptional items	37	(29)	227.6
	____	____	____
Operating profit	681	604	12.7
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2017

Franchised
Crowne Plaza	1.9%
Holiday Inn	1.9%
Holiday Inn Express	1.7%
All brands	1.8%
Managed
InterContinental	(0.9)%
Kimpton	0.4%
Crowne Plaza	1.2%
Holiday Inn	0.0%
Staybridge Suites	(0.7)%
Candlewood Suites	0.4%
All brands	0.2%
Owned and leased
All brands	6.6%

Americas results
Franchised revenue and operating profit increased by $18m (2.6%) to $703m and by $6m (1.0%) to $606m respectively. On a constant currency basis, revenue increased by $17m (2.5%) and operating profit increased by $6m (1.0%) as incremental royaltiesa growth from RevPAR and net rooms growth were partly offset by a delay in the recognition of a payroll tax credit, the implementation of the previously disclosed Crowne Plaza Accelerate financial incentives, and the annualisation of our investment in the Americas development team. Royalties growth of 3.3% was driven by comparable RevPAR growth of 1.8%, including 1.9% for Holiday Inn and 1.7% for Holiday Inn Express, together with 1.5% rooms growth.

Managed revenue remained flat at $172m, whilst operating profit increased by $1m (1.6%) to $65m. Revenue and operating profit included $34m (2016: $34m) and $nil (2016: $nil) respectively from one managed-lease property. Excluding results from this managed-lease hotel and on a constant currency basis, revenue increased by $6m (4.3%) and operating profit increased by $7m (10.9%) respectively.

Owned and leased revenue increased by $14m (10.3%) to $150m, whilst operating profit increased by $5m (20.8%) to $29m due to North American inbound business to Holiday Inn Aruba and the ramp up of EVEN Hotels Brooklyn.

a Royalties are fees, based on rooms revenue, that a franchisee pays to the brand owner for use of the brand name.

	Hotels		Rooms
Americas hotel and room count at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	50	2	17,578	1,170
Kimpton	65	4	12,242	1,004
Crowne Plaza	156	(8)	41,278	(2,838)
Hotel Indigo	51	5	6,828	896
EVEN Hotels	8	2	1,238	228
Holiday Inn1	773	(1)	135,604	(1,140)
Holiday Inn Express	2,217	63	199,410	7,039
Staybridge Suites	244	18	26,156	1,971
Candlewood Suites	376	14	35,424	1,232
Other	89	5	21,702	(95)
	____	____	______	_____
Total	4,029	104	497,460	9,467
	____	____	______	_____
Analysed by ownership type
Franchised	3,727	94	437,292	6,426
Managed	296	10	58,343	3,041
Owned and leased	6	-	1,825	-
	____	____	______	_____
Total	4,029	104	497,460	9,467
	____	____	______	_____

1 Includes 25 Holiday Inn Resort properties (6,787 rooms) and 26 Holiday Inn Club Vacations properties
  (7,676 rooms) (2016: 25 Holiday Inn Resort properties (6,791 rooms) and 26 Holiday Inn Club Vacations properties (7,601 rooms)).

	Hotels		Rooms
Americas pipeline at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	7	-	1,893	(639)
Kimpton	14	(3)	2,238	(711)
Crowne Plaza	14	(3)	2,719	(567)
Hotel Indigo	33	1	4,026	61
EVEN Hotels	8	2	1,114	334
Holiday Inn1	128	-	16,375	(929)
Holiday Inn Express	524	36	49,607	2,811
avid hotels	44	44	4,043	4,043
Staybridge Suites	146	15	15,432	1,536
Candlewood Suites	112	4	10,009	405
Other	12	1	1,648	309
	____	____	______	_____
Total	1,042	97	109,104	6,653
	____	____	______	_____
Analysed by ownership type
Franchised	1,002	105	102,844	9,549
Managed	40	(8)	6,260	(2,896)
	____	____	______	_____
Total	1,042	97	109,104	6,653
	____	____	______	_____

1 Includes one Holiday Inn Resort properties (165 rooms) (2016: three Holiday Inn Resort properties (455 rooms)).

EUROPE
	12 months ended 31 December
	2017	2016	%
Europe results	$m	$m	change

Revenue
Franchised	109	102	6.9
Managed	132	125	5.6
	____	____	____
Total	241	227	6.2
	____	____	____
Operating profit before exceptional items
Franchised	85	78	9.0
Managed	26	22	18.2
Regional overheads	(25)	(25)	-
	____	____	____
	86	75	14.7
Exceptional items	(2)	-	-
	____	____	____
Operating profit	84	75	12.0
	____	____	____

Europe comparable RevPAR movement on previous year	12 months ended 31 December 2017

Franchised
All brands	6.1%

Managed
All brands	7.2%

Europe results
Franchised revenue increased by $7m (6.9%) to $109m, whilst operating profit increased by $7m (9.0%) to $85m. On a constant currency basis, revenue and operating profit increased by $8m (7.8%) and $7m (9.0%) respectively, positively impacted by strong US inbound tourism to the UK in the first half of the year.

Managed revenue increased by $7m (5.6%) and operating profit increased by $4m (18.2%). Revenue and operating profit included $77m (2016: $77m) and $nil (2016: $2m) respectively from managed leases. Excluding properties operated under this arrangement, and on a constant currency basis, revenue increased by $7m (14.6%) and operating profit increased by $5m (25.0%).

	Hotels		Rooms
Europe hotel and room count at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	32	1	9,889	165
Kimpton	1	1	274	274
Crowne Plaza	97	5	22,477	1,590
Hotel Indigo	24	3	2,182	272
Holiday Inn1	286	(5)	46,928	(901)
Holiday Inn Express	244	10	30,508	1,930
Staybridge Suites	7	-	1,000	-
Other	1	-	157	16
	____	____	______	_____
Total	692	15	113,415	3,346
	____	____	______	_____
Analysed by ownership type
Franchised	636	7	98,302	1,272
Managed	56	8	15,113	2,074
	____	____	______	_____
Total	692	15	113,415	3,346
	____	____	______	_____

1 Includes one Holiday Inn Resort property (88 rooms) (2016: one Holiday Inn Resort property (88 rooms)).

	Hotels		Rooms
Europe pipeline at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	5	(1)	779	(34)
Kimpton	1	-	149	-
Crowne Plaza	16	2	3,199	14
Hotel Indigo	20	2	2,353	89
Holiday Inn	38	4	7,781	512
Holiday Inn Express	67	9	10,410	1,015
Staybridge Suites	7	2	921	284
Other	1	1	396	396
	____	____	______	_____
Total	155	19	25,988	2,276
	____	____	______	_____
Analysed by ownership type
Franchised	135	24	20,774	2,866
Managed	20	(5)	5,214	(590)
	____	____	______	_____
Total	155	19	25,988	2,276
	____	____	______	_____

ASIA, MIDDLE EAST AND AFRICA (AMEA)
	12 months ended 31 December
	2017	2016	%
AMEA results	$m	$m	change

Revenue
Franchised	17	16	6.3
Managed	193	184	4.9
Owned and leased	34	37	(8.1)
	____	____	____
Total	244	237	3.0
	____	____	____
Operating profit before exceptional items
Franchised	14	12	16.7
Managed	91	89	2.2
Owned and leased	2	2	-
Regional overheads	(20)	(21)	4.8
	____	____	____
	87	82	6.1
Exceptional items	(2)	-	-
	____	____	____
Operating profit	85	82	3.7
	____	____	____

AMEA comparable RevPAR movement on previous year	12 months ended 31 December 2017

Franchised
All brands	(1.6)%
Managed
All brands	2.1%

AMEA results
Franchised revenue increased by $1m (6.3%) to $17m, whilst operating profit increased by $2m (16.7%) to $14m. On a constant currency basis, revenue stayed flat at $16m and operating profit increased by $2m (16.7%).

Managed revenue and operating profit increased by $9m (4.9%) to $193m and $2m (2.2%) to $91m respectively. Comparable RevPAR increased by 2.1%, with average daily rate declines offset by occupancy gains. Australasia benefitted from strong domestic travel, whilst growth in South East Asia was driven by international arrivals in Indonesia and Thailand. Revenue and operating profit included $52m (2016: $51m) and $4m (2016: $5m) respectively from one managed-lease property. Excluding results from this hotel and on a constant currency basis, revenue increased by $12m (9.0%) to $145m, whilst operating profit increased by $6m (7.1%) to $90m.

In the owned and leased estate, on an actual and constant currency basis, revenue decreased by $3m (8.1%) to $34m and operating profit stayed flat at $2m.

	Hotels		Rooms
AMEA hotel and room count at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	72	3	21,902	699
Crowne Plaza	79	6	22,097	1,348
Hotel Indigo	3	1	612	289
Holiday Inn1	97	4	23,502	2,190
Holiday Inn Express	38	4	8,667	1,084
Staybridge Suites	4	1	589	164
Other	6	-	8,292	3,836
	____	____	______	_____
Total	299	19	85,661	9,610
	____	____	______	_____
Analysed by ownership type
Franchised	59	4	13,476	906
Managed	238	15	71,652	8,758
Owned and leased	2	-	533	(54)
	____	____	______	_____
Total	299	19	85,661	9,610
	____	____	______	_____

1 Includes 15 Holiday Inn Resort properties (3,259 rooms) (2016: 14 Holiday Inn Resort properties (2,953 rooms)).

	Hotels		Rooms
AMEA pipeline at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	23	(4)	5,701	(980)
Kimpton	1	1	50	50
Crowne Plaza	20	(1)	5,456	(98)
Hotel Indigo	14	-	2,387	(195)
EVEN Hotels	1	1	200	200
Holiday Inn1	57	8	14,284	1,020
Holiday Inn Express	41	6	7,686	200
Staybridge Suites	7	3	1,588	800
Other	-	-	18	(3,512)
	____	____	______	_____
Total	164	14	37,370	(2,515)
	____	____	______	_____
Analysed by ownership type
Franchised	18	7	4,054	1,648
Managed	146	7	33,316	(4,163)
	____	____	______	_____
Total	164	14	37,370	(2,515)
	____	____	______	_____

1 Includes five Holiday Inn Resort properties (1,075 rooms) (2016: five Holiday Inn Resort properties (1,256 rooms)).

GREATER CHINA
	12 months ended 31 December
	2017	2016	%
Greater China results	$m	$m	Change

Revenue
Franchised	4	3	33.3
Managed	122	114	7.0
	____	____	____
Total	126	117	7.7
	____	____	____
Operating profit before exceptional items
Franchised	2	3	(33.3)
Managed	73	64	14.1
Regional overheads	(23)	(22)	(4.5)
	____	____	____
Operating profit	52	45	15.6
	____	____	____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2017

Managed
All brands	6.1%

Greater China results
On an actual and constant currency basis, franchised revenue increased by $1m (33.3%) to $4m, whereas operating profit decreased by $1m (33.3%) to $2m due to additional investment in growth initiatives.

Managed revenue and operating profit increased by $8m (7.0%) to $122m and by $9m (14.1%) to $73m respectively. Comparable RevPAR increased by 6.1%, whilst the Greater China System size grew by 7.6%. RevPAR in Tier 1 mainland cities benefitted from strong transient, corporate and meeting demand. On a constant currency basis, revenue and operating profit increased by $10m (8.8%) to $124m and by $10m (15.6%) to $74m respectively.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	40	1	16,629	314
HUALUXE	7	3	2,089	993
Crowne Plaza	82	3	28,948	897
Hotel Indigo	7	1	1,023	283
Holiday Inn1	86	3	26,659	788
Holiday Inn Express	101	26	23,813	5,336
Other	5	(1)	2,378	(94)
	____	____	______	_____
Total	328	36	101,539	8,517
	____	____	______	_____
Analysed by ownership type
Franchised	11	7	3,764	1,580
Managed	317	29	97,775	6,937
	____	____	______	_____
Total	328	36	101,539	8,517
	____	____	______	_____

1 Includes six Holiday Inn Resort properties (1,820 rooms) (2016: six Holiday Inn Resort properties (1,820 rooms)).

	Hotels		Rooms
Greater China pipeline at 31 December	2017	Change over 2016	2017	Change over 2016

Analysed by brand
InterContinental	28	6	8,980	1,526
Kimpton	2	2	359	359
HUALUXE	21	(1)	6,289	(667)
Crowne Plaza	36	(2)	11,673	(838)
Hotel Indigo	15	4	2,535	753
EVEN Hotels	3	3	796	796
Holiday Inn1	54	4	15,116	275
Holiday Inn Express	134	39	25,657	5,452
Other	1	-	279	-
	____	____	______	_____
Total	294	55	71,684	7,656
	____	____	______	_____
Analysed by ownership type
Franchised	68	48	11,676	7,591
Managed	226	7	60,008	65
	____	____	______	_____
Total	294	55	71,684	7,656
	____	____	______	_____

1 Includes seven Holiday Inn Resort properties (2,380 rooms) (2016: six Holiday Inn Resort properties (1,820 rooms)).

CENTRAL
	12 months ended 31 December
	2017	2016	%
Central results	$m	$m	change

Revenue	148	141	5.0
Gross costs	(258)	(269)	4.1
	____	____	____
	(110)	(128)	14.1
Exceptional items	(29)	-	-
	____	____	____
Operating loss	(139)	(128)	(8.6)
	____	____	____

Central results
The net operating loss increased by $11m (8.6%) compared to 2016. Central revenue, which mainly comprises technology fee income, increased by $7m (5.0%) to $148m (an increase of $8m (5.7%) at constant currency), driven by increases in both comparable RevPAR (2.7%) and IHG System size (4.0%). At constant currency, gross costs decreased by $7m (2.6%) compared to 2016 (an $11m or 4.1% decrease at actual currency) benefitting from the impact of our cost management programme. Net operating loss before exceptional items decreased by $18m (14.1%) to $110m (a $15m or 11.7% decrease at constant currency).

SYSTEM FUND
	12 months ended 31 December
	2017	2016	%
System Fund assessments	$m	$m	change

Assessment fees and contributions received from hotels	1,562	1,439	8.5
Proceeds from sale of IHG Rewards Club points	324	283	14.5
	____	____	____
Total	1,886	1,722	9.5
	____	____	____

System Fund assessments
In addition to franchise or management fees, hotels within the IHG System pay assessments and contributions (other than for Kimpton and InterContinental) which are collected by IHG for specific use within the System Fund. The System Fund also receives proceeds from the sale of IHG Rewards Club points. The System Fund is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

The System Fund is used to pay for marketing, the IHG Rewards Club loyalty programme and the Guest Reservation System. The operation of the System Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the System Fund are not included in the Group Income Statement.

In the year to 31 December 2017, System Fund income increased by 9.5% to $1,886m primarily as a result of an 8.5% increase in assessment fees and contributions from hotels resulting from increased hotel room revenues, reflecting increases in RevPAR and IHG System size. Continued strong performance in co-branded credit card schemes drove the 14.5% increase in proceeds from the sale of IHG Rewards Club points.

OTHER FINANCIAL INFORMATION

Exceptional items
Pre-tax exceptional items totalled a net gain of $4m. (Exceptional tax items are described below). The gain included $73m from the sale of IHG's 6.29% interest in Avendra, LLC, a North American hospitality procurement services provider, in December 2017. Exceptional charges included $15m relating to the cost of integrating Kimpton into the operations of the Group, which has now been completed, $36m relating to reorganisation costs (see below) and an $18m impairment charge relating to an associate investment in the Americas region resulting from the currently depressed trading outlook for the New York hotel market.

Exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Reorganisation costs
In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG's future growth. The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The organisational changes include combining Europe and Asia, Middle East and Africa into one business unit, and creating a new Global Marketing organisation and a new Commercial and Technology function. The strategic initiatives will involve strengthening our loyalty programme, continuing to prioritise digital and technological innovation, enhancing our industry leading franchise proposition, strengthening our existing brands and also adding new brands where we see the greatest potential for growth.

The programme is expected to realise c.$125m in annual savings by 2020, of which c.$75m will benefit the System Fund. These savings, primarily in administrative expenses, are planned to be reinvested as they are realised to accelerate medium term revenue growth. There will be an estimated $200m cost to achieve these savings, (of which $45m was incurred in 2017), including amounts charged to the System Fund. The exceptional cost charged to the Group income statement in 2017 of $36m includes consultancy fees of $24m and severance costs of $8m.

Net financial expenses
Net financial expenses reduced by $2m to $85m, due to the impact of a weaker pound on translation of sterling interest expense and a reduction in the average interest rate payable on bond debt following the 2016 refinancing, offset by higher average net debt levels in 2017.

Financing costs included $7m (2016: $3m) of interest costs associated with IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded. The increase in 2017 is due to US base rate increases in 2016 and 2017. Financing costs in 2017 also included $20m (2016: $20m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on operating profit excluding the impact of exceptional items was 30% (2016: 30%). Excluding the impact of prior-year items, the equivalent tax rate would be 31% (2016: 31%). This rate is higher than the average UK statutory rate of 19.25% (2016: 20%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $116m (2016: credit of $12m). In 2017, this included a $108m credit, comprising a $140m deferred tax credit net of a $32m current tax charge, as a result of significant US tax reform that was enacted in December 2017, a current tax charge of $28m arising on the sale of Avendra, a current tax credit of $13m on reorganisation costs, a $7m (2016: $6m) deferred tax credit in respect of the impairment charge relating to the InterContinental Barclay associate, a $10m deferred tax credit representing a reduction in the Group's unremitted earnings provision and a $6m (2016: $5m) deferred tax credit on Kimpton integration costs.

Net tax paid in 2017 totalled $172m (2016: $130m). Tax paid represents an effective rate of 25% (2016: 22%) on total profits (excluding exceptionals) and is lower than the effective income statement tax rate of 30% (2016: 30%), primarily due to the timing of US tax payments and the impact of deferred taxes.

Dividends
The Board has proposed a final dividend per ordinary share of 71.0¢. With the interim dividend per ordinary share of 33.0¢, the full-year dividend per ordinary share for 2017 will total 104.0¢, an increase of 11% over 2016.

On 21 February 2017, the Group announced a $0.4bn return of funds to shareholders by way of a special dividend and share consolidation. The special dividend (202.5¢ per ordinary share) was paid on 22 May 2017.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final dividend will be announced on 23 April 2018 using the average of the daily exchange rates from 18 April 2018 to 20 April 2018 inclusive.

Earnings per ordinary share
Basic earnings per ordinary share increased by 57.0% to 306.7¢ from 195.3¢ in 2016. Adjusted earnings per ordinary share increased by 20.3% to 244.6¢ from 203.3¢ in 2016.

Share price and market capitalisation
The IHG share price closed at £47.19 on 31 December 2017, up from £36.38 on 31 December 2016. The market capitalisation of the Group at the year end was £9.0bn.

Capital structure and liquidity management
The Group is primarily financed by public bonds, £400m of which are repayable on 28 November 2022, £300m repayable on 14 August 2025 and £350m repayable on 24 August 2026. This is in addition to a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility) which mature in March 2022. $264m was drawn under the Syndicated and Bilateral Facilities at the year end.

The Syndicated and Bilateral Facilities contain the same terms and two financial covenants; interest cover; and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Additional funding is provided by the 99-year finance lease (of which 88 years remain) on InterContinental Boston and other uncommitted bank facilities. In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements. Borrowings included bank overdrafts of $110m (2016: $89m), which were matched by an equivalent amount of cash and cash equivalents under the Group's cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US and Canada, and the matching overdrafts are held by the Group's central treasury company in the UK.

Net debt of $1,851m (2016: $1,506m) is analysed by currency as follows:
	2017	2016
	$m	$m

Borrowings
Sterling	1,416	1,289
US dollar	601	418
Euros	2	2
Other	-	3
Cash and cash equivalents
Sterling	(13)	(27)
US dollar	(75)	(127)
Euros	(13)	(12)
Canadian dollar	(13)	(8)
Chinese renminbi	(12)	(7)
Other	(42)	(25)
	____	____
Net debt	1,851	1,506
	____	____

Average debt levels	1,810	1,235
	____	____

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Business Review (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures and include:

●            Total gross revenue;

●            Underlying revenue, underlying operating profit growth, underlying fee revenue, fee margin growth;

●            Total operating profit before exceptional items and tax, adjusted earnings per ordinary share, underlying earnings per ordinary share;

●            Net debt;

●            Net capital expenditure; and

●            Free cash flow.

Further information can be found on page 26 of the IHG Annual Report and Form 20-F 2017 (which will be available on 1 March 2018 at www.ihgplc.com).

Underlying revenue and underlying operating profit Non-GAAP reconciliations
The following tables:

●            show underlying revenue and underlying operating profit on both an actual and constant currency basisa;

●            reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit;

●            show underlying Group fee revenue and Group fee margin on both an actual and constant currency basisa; and

●            reconcile Group underlying revenue and underlying operating profit to the GAAP measures included in the Group Financial Statements.

Highlights for the year ended 31 December 2017
Revenue			Operating profit
2017	2016	%	2017	2016	%
$m	$m	change	$m	$m	change
At actual exchange rates
Per Group income statement	1,784	1,715	4.0	763	678	12.5
Managed leases	(163)	(162)	(0.6)	(4)	(7)	42.9
Exceptional items	-	-	-	(4)	29	(113.8)
_____	_____	_____	_____	_____	_____
Underlying at actual exchange	1,621	1,553	4.4	755	700	7.9
rates	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency
	2017	2016	%	2017	2016	%
	$m	$m	change	$m	$m	change
Underlying revenue
Americas	991	959	3.3	996	959	3.9
Europe	164	150	9.3	165	150	10.0
AMEA	192	186	3.2	195	186	4.8
Greater China	126	117	7.7	128	117	9.4
Central	148	141	5.0	149	141	5.7
	_____	_____	_____	_____	_____	_____
Underlying Group revenue	1,621	1,553	4.4	1,633	1,553	5.2
Owned and leased revenue
included above	(184)	(173)	(6.4)	(184)	(173)	(6.4)
	_____	_____	_____	_____	_____	_____
Underlying Group fee revenue	1,437	1,380	4.1	1,449	1,380	5.0
	_____	_____	_____	_____	_____	_____

a IHG's method for calculating the constant currency amounts of entities reporting in currencies other than US dollars is to translate the current period results into US dollars using the prior period's exchange rate. For example, if a UK entity generated revenue of £100m in 2017 and 2016, the Group Financial Statements would report revenue of $128m in 2017 and $135m in 2016, using the respective average exchange rates for the year of $1=£0.78 and $1=£0.74. For constant currency reporting, 2017 revenue would be translated at $1=£0.74 giving a US dollar value of $135m, thereby showing that underlying revenue was flat year-on-year.

	At actual exchange rates			At constant currency
	2017	2016	%	2017	2016	%
	$m	$m	change	$m	$m	change

Underlying operating profit
Americas	644	633	1.7	649	633	2.5
Europe	86	73	17.8	85	73	16.4
AMEA	83	77	7.8	86	77	11.7
Greater China	52	45	15.6	52	45	15.6
Central	(110)	(128)	14.1	(113)	(128)	11.7
	_____	_____	_____	_____	_____	_____
Underlying Group operating profit	755	700	7.9	759	700	8.4
Owned and leased operating
profit included above	(31)	(26)	(19.2)	(31)	(26)	(19.2)
	_____	_____	_____	_____	_____	_____
Underlying Group fee profit	724	674	7.4	728	674	8.0
	_____	_____	_____	_____	_____	_____
Group fee margin	50.4%	48.8%	1.6ppts	50.2%	48.8%	1.4ppts
	_____	_____	_____	_____	_____	_____

Underlying earnings per ordinary share

Underlying earnings per ordinary share is calculated by dividing underlying profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Underlying earnings per ordinary share provides a per share measure based on comparable year-on-year trading and reflects underlying trends in the Group's financial performance.

The following table reconciles basic earnings per ordinary share to underlying earnings per ordinary share.

	12 months ended 31 December
	2017	2016
	$m	$m

Basic earnings per ordinary share
Profit available for equity holders	592	414
Basic weighted average number of ordinary shares (millions)	193	212

Basic earnings per ordinary share (cents)	306.7	195.3
	_____	_____

Underlying earnings per ordinary share
Profit available for equity holders	592	414
Adjusted for:
Exceptional items before tax	(4)	29
Tax on exceptional items	2	(12)
Exceptional tax credit	(118)	-
Managed leases	(4)	(7)
Tax on managed leases	1	2
Currency effect	4	-
	_____	_____
Underlying profit available for equity holders	473	426
	_____	_____

Underlying earnings per ordinary share (cents)	245.1	200.9
	_____	_____

Net capital expenditure

Net capital expenditure is defined as cash flow from investing activities, excluding tax paid on disposals and adjusted for System Fund depreciation and amortisation (recovery of previous System Fund capital expenditure). For internal management reporting, capital expenditure is reported as either maintenance, recyclable, or System Fund. The disaggregation of net capital expenditure provides useful information as it enables users to distinguish between System Fund capital investments and recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term, compared with maintenance capital expenditure (including key money paid), which represents a permanent cash outflow.

The following table reconciles net cash from investing activities to net capital expenditure as included in the Group Financial Statements.

	12 months ended 31 December
	2017	2016
	$m	$m

Net cash from investing activities	(263)	(216)
Adjusted for:
Tax paid on disposals	25	-
System Fund depreciation and amortisation	36	31
	_____	_____
Net capital expenditure	(202)	(185)
Add back:
Disposal receipts	(104)	(25)
System Fund depreciation and amortisation	(36)	(31)
	_____	_____
Gross capital expenditure	(342)	(241)
	_____	_____
Analysed as:
Capital expenditure: maintenance and key money	(115)	(96)
Capital expenditure: recyclable investments	(85)	(40)
Capital expenditure: System Fund investments	(142)	(105)
	_____	_____
Gross capital expenditure	(342)	(241)
	_____	_____

Free cash flow

Free cash flow is defined as cash flow from operating activities (after interest and tax paid), less purchase of shares by employee share trusts and maintenance capital expenditure, including key money paid. In 2016, free cash flow excluded the $95m cash receipt from renegotiation of long-term partnership agreements. Free cash flow is a useful measure for investors, as it represents the cash available to invest back into the business to drive growth, pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

The following table reconciles net cash from operating activities to free cash flow.

	12 months ended 31 December
	2017	2016
	$m	$m

Net cash from operating activities	634	752
Less:
Purchase of shares by employee share trusts	(3)	(10)
Capital expenditure: maintenance and key money	(115)	(96)
Cash receipt from renegotiation of long-term partnership agreements	-	(95)
	_____	_____
Free cash flow	516	551
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2017

	Year ended 31 December 2017			Year ended 31 December 2016
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m

Revenue (note 3)	1,784	-	1,784	1,715	-	1,715
Cost of sales	(608)	-	(608)	(580)	-	(580)
Administrative expenses	(328)	(51)	(379)	(339)	(13)	(352)
Share of gains/(losses) of associates and joint ventures	3	-	3	(2)	-	(2)
Other operating income and expenses	11	73	84	9	-	9
	_____	_____	_____	_____	_____	_____
	862	22	884	803	(13)	790

Depreciation and amortisation	(103)	-	(103)	(96)	-	(96)
Impairment charges	-	(18)	(18)	-	(16)	(16)
	_____	_____	_____	_____	_____	_____

Operating profit (note 3)	759	4	763	707	(29)	678
Financial income	4	-	4	6	-	6
Financial expenses	(89)	-	(89)	(93)	-	(93)
	_____	_____	_____	_____	_____	_____

Profit before tax	674	4	678	620	(29)	591

Tax (note 5)	(201)	116	(85)	(186)	12	(174)
	_____	_____	_____	_____	_____	_____
Profit for the year from continuing operations	473	120	593	434	(17)	417
	____	_____	_____	____	_____	_____

Attributable to:
Equity holders of the parent	472	120	592	431	(17)	414
Non-controlling interest	1	-	1	3	-	3
	____	_____	____	_____	____	____
	473	120	593	434	(17)	417
	____	_-____	_____	____	_-____	_____

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			306.7¢			195.3¢
Diluted			305.2¢			193.5¢
Adjusted	244.6¢			203.3¢
Adjusted diluted	243.3¢			201.4¢
	_____		_____	_____		_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2017

	2017 Year ended 31 December $m	2016 Year ended 31 December $m

Profit for the year	593	417

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $3m (2016 $nil)	41	5
Fair value gains reclassified to profit on disposal of available-for-sale financial assets	(73)	(7)
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $1m (2016 charge of $3m)	(77)	182
	_____	_____
	(109)	180
Items that will not be reclassified to profit or loss:
Re-measurement losses on defined benefit plans, including related tax credit of $nil (2016 $4m)	(4)	-
Deferred tax charge on defined benefit plans arising from significant US tax reform	(11)	-
	_____	_____
	(15)	-
	_____	_____
Total other comprehensive (loss)/income for the year	(124)	180
	_____	_____
Total comprehensive income for the year	469	597
	_____	_____

Attributable to:
Equity holders of the parent	467	594
Non-controlling interest	2	3
	_____	_____
	469	597
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2017

	Year ended 31 December 2017
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	141	(2,300)	1,392	8	(759)

Total comprehensive income for the year	-	(110)	577	2	469
Transfer of treasury shares to employee share trusts	-	(20)	20	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	29	(29)	-	-
Equity-settled share-based cost	-	-	29	-	29
Tax related to share schemes	-	-	9	-	9
Equity dividends paid	-	-	(593)	(3)	(596)
Exchange adjustments	13	(13)	-	-	-
	_____	_____	_____	_____	_____
At end of the year	154	(2,417)	1,405	7	(851)
	_____	_____	_____	_____	_____

	Year ended 31 December 2016
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	169	(2,513)	2,653	10	319

Total comprehensive income for the year	-	180	414	3	597
Transfer of treasury shares to employee share trusts	-	(24)	24	-	-
Purchase of own shares by employee share trusts	-	(10)	-	-	(10)
Release of own shares by employee share trusts	-	39	(39)	-	-
Equity-settled share-based cost	-	-	23	-	23
Tax related to share schemes	-	-	11	-	11
Equity dividends paid	-	-	(1,693)	(5)	(1,698)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	(28)	28	-	-	-
	_____	_____	_____	_____	_____
At end of the year	141	(2,300)	1,392	8	(759)
	_____	_____	_____	_____	_____

*Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2017
	2017 31 December	2016 31 December
	$m	$m
ASSETS
Property, plant and equipment	425	419
Goodwill and other intangible assets	1,467	1,292
Investment in associates and joint ventures	141	111
Trade and other receivables	-	8
Retirement benefit assets	3	-
Other financial assets	228	248
Non-current tax receivable	16	23
Deferred tax assets	56	48
	_____	_____
Total non-current assets	2,336	2,149
	_____	_____
Inventories	3	3
Trade and other receivables	551	472
Current tax receivable	101	77
Other financial assets	16	20
Cash and cash equivalents	168	206
	_____	_____
Total current assets	839	778
	_____	_____
Total assets (note 3)	3,175	2,927
	_____	_____
LIABILITIES
Loans and other borrowings	(126)	(106)
Derivative financial instruments	-	(3)
Loyalty programme liability	(343)	(291)
Trade and other payables	(768)	(681)
Provisions	(3)	(3)
Current tax payable	(64)	(50)
	_____	_____
Total current liabilities	(1,304)	(1,134)
	______	______
Loans and other borrowings	(1,893)	(1,606)
Retirement benefit obligations	(104)	(96)
Loyalty programme liability	(417)	(394)
Trade and other payables	(121)	(200)
Provisions	(5)	(5)
Non-current tax payable	(25)	-
Deferred tax liabilities	(157)	(251)
	______	______
Total non-current liabilities	(2,722)	(2,552)
	_____	_____
Total liabilities	(4,026)	(3,686)
	_____	_____
Net liabilities	(851)	(759)
	_____	_____
EQUITY
Equity share capital	154	141
Capital redemption reserve	10	9
Shares held by employee share trusts	(5)	(11)
Other reserves	(2,874)	(2,860)
Unrealised gains and losses reserve	79	111
Currency translation reserve	373	451
Retained earnings	1,405	1,392
	______	______
IHG shareholders' equity	(858)	(767)
Non-controlling interest	7	8
	______	______
Total equity	(851)	(759)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2017

	2017 Year ended 31 December	2016 Year ended 31 December
	$m	$m

Profit for the year	593	417
Adjustments reconciling profit for the year to cash flow from operations (note 8)	263	536
	_____	_____
Cash flow from operations	856	953
Interest paid	(76)	(75)
Interest received	1	4
Tax paid on operating activities	(147)	(130)
	_____	_____
Net cash from operating activities	634	752
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(44)	(32)
Purchase of intangible assets	(229)	(175)
Investment in associates and joint ventures	(47)	(14)
Loan advances to associates and joint ventures	-	(2)
Investment in other financial assets	(30)	(13)
Capitalised interest paid	(6)	(5)
Landlord contributions to property, plant and equipment	14	-
Costs relating to hotel disposals	-	(5)
Repayments related to intangible assets	-	3
Loan repayments by and proceeds from associates and joint ventures	9	2
Repayments of other financial assets	20	25
Disposal of equity securities available-for-sale (note 4)	75	-
Tax paid on disposals	(25)	-
	_____	_____
Net cash from investing activities	(263)	(216)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(3)	(10)
Dividends paid to shareholders	(593)	(1,693)
Dividend paid to non-controlling interest	(3)	(5)
Transaction costs relating to shareholder returns	-	(1)
Issue of long-term bonds	-	459
Long-term bonds repaid	-	(315)
Increase in other borrowings	153	109
	_____	_____
Net cash from financing activities	(446)	(1,456)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	(75)	(920)
Cash and cash equivalents, net of overdrafts, at beginning of the year	117	1,098
Exchange rate effects	16	(61)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	58	117
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2017 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.   Other than the changes set out below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC Annual Report and Financial Statements for the year ended 31 December 2016.

With effect from 1 January 2017, the Group has adopted 'Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative' and 'Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses' neither of which has had an impact on these preliminary financial statements.

The Group will adopt IFRS 15 'Revenue from Contracts with Customers' and IFRS 9 'Financial Instruments' with effect from 1 January 2018.  Management's assessment of the impact of these standards is substantially complete.  If the results for the year ended 31 December 2017 had been reported under IFRS 15, the Group would have reported estimated additional revenues of $2.3bn, largely due to employee cost reimbursements and System Fund receipts (including loyalty revenues), and $1m lower operating profit before any in-year System Fund deficit which is still being assessed.  As the Group has an agreement with the IHG Owners Association to operate the System Fund on a break-even basis over the medium term, any in-year surplus or deficit arising from temporary timing differences will be excluded from the calculation of Adjusted EPS.  The adoption of IFRS 9 does not have a material impact on the Group's financial statements.  Further details on the adoption of these standards will be included in the InterContinental Hotels Group PLC Annual Report and Financial Statements for the year ended 31 December 2017.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.78 (2016 $1=£0.74). In the case of the euro, the translation rate is $1 = €0.89 (2016 $1 = €0.90).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.74 (2016 $1 = £0.81). In the case of the euro, the translation rate is $1 = €0.83 (2016 $1 = €0.95).

3.	Segmental information

	Revenue
		2017	2016
		$m	$m

	Americas	1,025	993
	Europe	241	227
	AMEA	244	237
	Greater China	126	117
	Central	148	141
		_____	_____
	Total revenue	1,784	1,715
		_____	_____

	All results relate to continuing operations.

Profit	2017 $m	2016 $m

Americas	644	633
Europe	86	75
AMEA	87	82
Greater China	52	45
Central	(110)	(128)
	_____	_____
Reportable segments' operating profit	759	707
Exceptional items (note 4)	4	(29)
	_____	_____
Operating profit	763	678

Net finance costs	(85)	(87)
	_____	_____
Profit before tax	678	591
	_____	_____

All results relate to continuing operations.

Assets	2017 $m	2016 $m

Americas	1,525	1,417
Europe	350	321
AMEA	264	249
Greater China	154	147
Central	541	439
	_____	_____
Segment assets	2,834	2,573

Unallocated assets:
Non-current tax receivable	16	23
Deferred tax assets	56	48
Current tax receivable	101	77
Cash and cash equivalents	168	206
	_____	_____
Total assets	3,175	2,927
	_____	_____

4.	Exceptional items
		2017 $m	2016 $m
	Exceptional items before tax
	Administrative expenses:
	Kimpton integration costs (a)	(15)	(13)
	Reorganisation costs (b)	(36)	-
		_______	_______
		(51)	(13)
	Other operating income and expenses:
	Gain on disposal of equity securities available-for-sale (c)	73	-

	Impairment charges:
	Associates (d)	(18)	(16)
		_____	_____
		4	(29)
		_____	_____
	Tax
	Tax on exceptional items (e)	(2)	12
	Exceptional tax (f)	118	-
		_____	_____
		116	12
		_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)	Relates to the cost of integrating Kimpton Hotel and Restaurant Group, LLC into the operations of the Group, which has now been completed.
b)
In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG's future growth.  The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments.  The programme is expected to be completed in 2019.  Included in the $36m cost are consultancy fees of $24m and severance costs of $8m.  An additional $9m has been charged to the System Fund.

c)
In December 2017, the sale of Avendra, LLC ('Avendra') to Aramark Services, Inc., resulted in the Group receiving cash proceeds of $75m from its 6.29% interest in Avendra and the recording of a $73m exceptional gain. Avendra is a North American hospitality procurement services provider.

d)	Relates to an associate investment in The Americas region resulting from the currently depressed trading outlook for the New York hotel market.
e)
Comprises a $7m (2016 $6m) deferred tax credit in respect of an associate investment impairment, a $6m (2016 $5m) deferred tax credit representing future tax relief on Kimpton integration costs, a $13m current tax credit in respect of reorganisation costs and a $28m current tax charge relating to the gain on disposal of Avendra.  In 2016, there was also a $1m credit in respect of other items.

f)
Includes $108m relating to the impact of significant US tax reform that was enacted on 22 December 2017.  This includes a current tax charge of $32m, relating predominantly to the Group's estimated 'transition tax' liability on previously undistributed earnings of foreign subsidiaries of US entities, and a deferred tax credit of $140m, being principally the impact of the US federal tax rate reduction from 35% to 21% (effective 1 January 2018) on the Group's US deferred tax liabilities, as well as the release of liabilities related to the Group's undistributed post-acquisition earnings of subsidiaries that are no longer required as a result of the US transition tax.   In addition, a deferred tax credit of $10m arises on the release of a contingency, previously charged as an exceptional item, which is no longer required due to statute of limitations expiry.

5.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 30% (2016 30%) analysed as follows:

Year ended 31 December	2017	2017	2017	2016	2016	2016
	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	674	(201)	30%	620	(186)	30%
Exceptional items	4	116		(29)	12
	____	____		____	____
	678	(85)		591	(174)
	_____	_____		_____	_____
Analysed as:
UK tax		7			20
Foreign tax		(92)			(194)
		____			____
		(85)			(174)
		_____			_____

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2017	2016

Basic earnings per ordinary share
Profit available for equity holders ($m)	592	414
Basic weighted average number of ordinary shares (millions)	193	212
Basic earnings per ordinary share (cents)	306.7	195.3
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	592	414
Diluted weighted average number of ordinary shares (millions)	194	214
Diluted earnings per ordinary share (cents)	305.2	193.5
	_____	_____
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	592	414
Adjusting items (note 4):
Exceptional items before tax ($m)	(4)	29
Tax on exceptional items ($m)	2	(12)
Exceptional tax ($m)	(118)	-
	____	____
Adjusted earnings ($m)	472	431
Basic weighted average number of ordinary shares (millions)	193	212
Adjusted earnings per ordinary share (cents)	244.6	203.3
	_____	_____
Adjusted diluted earnings per ordinary share
Diluted weighted average number of ordinary shares (millions)	194	214
Adjusted diluted earnings per ordinary share (cents)	243.3	201.4
	_____	_____

The diluted weighted average number of ordinary shares is calculated as:
	2017 millions	2016 millions
Basic weighted average number of ordinary shares	193	212
Dilutive potential ordinary shares	1	2
	____	____
	194	214
	_____	_____

7.	Dividends and shareholder returns
		2017 cents per share	2016 cents per share	2017 $m	2016 $m
	Paid during the year:
	Final (declared for previous year)	64.0	57.5	127	137
	Interim	33.0	30.0	62	56
	Special	202.5	632.9	404	1,500
		_____	_____	_____	_____
		299.5	720.4	593	1,693
		_____	_____	_____	_____

	Proposed for approval at the Annual GeneralMeeting (not recognised as a liability at31 December):
	Final	71.0	64.0	135	126
		_____	_____	_____	_____

In February 2017, the Group announced a $400m return of funds to shareholders by way of a special dividend and share consolidation.  On 5 May 2017, shareholders approved the share consolidation on the basis of 45 new ordinary shares of 19 17/21p per share for every 47 existing ordinary shares of 18 318/329p, which became effective on 8 May 2017 and resulted in the consolidation of 9m shares.  The special dividend was paid on 22 May 2017. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

The total number of shares held as treasury shares at 31 December 2017 was 7.6m.

8.	Reconciliation of profit for the year to cash flow from operations
		2017	2016
		$m	$m

	Profit for the year	593	417
	Adjustments for:
	Net financial expenses	85	87
	Income tax charge	85	174
	Depreciation and amortisation	103	96
	Impairment	18	16
	Other exceptional items	(22)	13
	Equity-settled share-based cost	21	17
	Dividends from associates and joint ventures	4	5
	Net change in loyalty programme liability and System Fund surplus	8	65
	System Fund depreciation and amortisation	36	31
	Other changes in net working capital	(27)	78
	Utilisation of provisions, net of insurance recovery	-	(4)
	Retirement benefit contributions, net of costs	(1)	(32)
	Cash flows relating to exceptional items	(44)	(19)
	Other items	(3)	9
		_____	_____
	Total adjustments	263	536
		_____	_____
	Cash flow from operations	856	953
		_____	_____

9.	Net debt
		2017	2016
		$m	$m

	Cash and cash equivalents	168	206
	Loans and other borrowings - current	(126)	(106)
	Loans and other borrowings - non-current	(1,893)	(1,606)
		_____	_____
	Net debt*	(1,851)	(1,506)
		_____	_____
	Finance lease obligations included above	(231)	(227)
		_____	_____

	* See the Use of Non-GAAP measures section in the Business Review.

10.	Movement in net debt
		2017	2016
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(75)	(920)
	Add back cash flows in respect of other components of net debt:
	Issue of long-term bonds	-	(459)
	Long-term bonds repaid	-	315
	Increase in other borrowings	(153)	(109)
		_____	_____
	Increase in net debt arising from cash flows	(228)	(1,173)

	Non-cash movements:
	Finance lease obligations	(4)	(4)
	Decrease/(increase) in accrued interest	1	(6)
	Exchange and other adjustments	(114)	206
		_____	_____
	Increase in net debt	(345)	(977)

	Net debt at beginning of the year	(1,506)	(529)
		_____	_____
	Net debt at end of the year	(1,851)	(1,506)
		_____	_____

11.	Commitments and guarantees

At 31 December 2017, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $104m (2016 $97m).  The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $33m at 31 December 2017 (2016 $36m) based on current forecasts.  A loan facility of $5m (2016 $nil) has also been made available to a hotel owner which was undrawn at 31 December 2017.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  At 31 December 2017, the amount provided in the financial statements was $6m (2016 $5m) and the maximum unprovided exposure under such guarantees was $31m (2016 $14m).

The Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise contracts.  At 31 December 2017, there were guarantees of $54m in place (2016 $33m).

In March 2017, the Group invested $43m in the Barclay associate in conjunction with a refinancing of the hotel.  The cash was used to repay a $43m supplemental bank loan for which the Group had previously provided an indemnity for 100% of the related obligations.  As a consequence, the indemnity has been extinguished.

12.	Contingencies Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data (the Kimpton Security Incident), and (b) a security incident that involved malware being installed on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties (the Americas Security incident), together the Security Incidents.  A provision of $5m was made at 31 December 2016, and remains in place at 31 December 2017, to cover the estimated cost of reimbursing the impacted card networks for counterfeit fraud losses and related expenses.  At 31 December 2017, this estimate relates to both the Kimpton and Americas Security Incidents whereas at 31 December 2016 it was Kimpton related only.  The estimates continue to involve significant judgement based on currently available information and remain subject to change as actual claims are made and new information comes to light.

The Group may be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents.  Due to the general nature of the regulatory enquiries received and class action filings to date, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time.  To date, four lawsuits have been filed against IHG entities relating to the Security Incidents, all of which are in the early stages of litigation.

In respect of the $5m provision, it is expected that a proportion will be recoverable under the Group's insurance programmes although this, together with any potential recoveries in respect of the contingent liabilities detailed above, will be subject to specific agreement with the relevant insurance providers.

Tax

In November 2017, the European Commission ('EC') gave formal notice of a preliminary view it had reached that the Group Financing Exemption, included in the UK's Controlled Foreign Company rules, is in breach of the EU's State Aid rules.  The EC will conduct its detailed investigation during 2018, with a final decision expected later in the year, or even in 2019.   Should the EC conclude that the State Aid rules are breached, the UK can appeal before the General Court (and possibly the Court of Justice thereafter).  The Group and its advisors consider that it is unlikely that a finding of State Aid will ultimately be upheld.

Other

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

At 31 December 2017, the Group had no other contingent liabilities (2016 $nil).

13.	Group financial statements

The preliminary statement of results was approved by the Board on 19 February 2018. The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.   Full Group financial statements for the year ended 31 December 2017 will be delivered to the Registrar of Companies in due course. Financial information for the year ended 31 December 2016 has been extracted from the Group's financial statements for that year as filed with the Registrar of Companies.

Auditor's review

The auditor, Ernst & Young LLP, has given an unqualified report in respect of the Group's financial statements for the year ended 31 December 2017 with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	20 February 2018